Filed Pursuant to Rule 424(b)(3)

Registration No. 333-153401

Supplement to Prospectus Supplement Dated December 15, 2010

Dated: July 31, 2012

STATE OF ISRAEL

SAVINGS BONDS (FOURTH SERIES)

Effective as of August 1, 2012, the aggregate principal amount of the Savings Bonds (Fourth Series) offered under this prospectus has been decreased to $100,000,000.

Assuming that we sell all of the bonds at the current offering price, we will receive $94,000,000 of the proceeds from the sale of the bonds, after paying the underwriters’ commission which will not exceed $6,000,000 and before expenses estimated at $65,000.

 Effective as of August 1, 2012, 5-Year eMitvah Savings Bonds will be available for purchase by United States residents through the website of Development Corporation for Israel (http://www.israelbonds.com). The 5-Year eMitvah Savings Bond will be sold in minimum denominations of $36 and integral multiples of $18 in excess of $36. Each purchaser may only purchase up to $90 of eMitvah Savings Bond in any transaction for the account of any given holder. Except as stated above, the terms of the 5-Year eMitvah Savings Bonds will be the same as those of the 5-Year Mazel Tov Savings Bonds.

Effective as of August 1, 2012, 1-Year Savings Bonds, 2-Year Savings Bonds, 3-Year Savings Bonds, 5-Year Savings Bonds, 10-Year Savings Bonds, 1-Year Sabra Savings Bonds, 2-Year Sabra Savings Bonds, 3-Year Sabra Savings Bonds, 5-Year Sabra Savings Bonds and 10-Year Sabra Savings Bonds will be issued on the 1st and 15th of each month (each, an “Issue Date”). There will be two sales periods per month:

•	bonds issued on the 15th of the month will be offered from the 1st of the month through the 14th of the month, and
•	bonds issued on the 1st of the month will be offered from the 15th of the month preceding the Issue Date through the last day of that month.

If your Issue Date is the 15th of the month, your bond will mature 2 weeks less than the total number of years of the bond.

For the avoidance of doubt, 5-Year eMitvah Savings Bond Savings Bonds, 5-Year Mazel Tov Savings Bonds and 10-Year Mazel Tov Savings Bonds will be issued on the 1st of the month (the “Issue Date”). These bonds will be sold in one sales period per month: from the 1st of the month preceding the Issue Date through the last day of that month.

The interest rate applicable to each Savings Bond, Sabra Savings Bond, Mazel Tov Savings Bond and eMitvah Savings Bond shall be determined by the State of Israel and included in a Free Writing Prospectus which will be filed with the SEC not less than one (1) Business Day prior to the beginning of the sales period for such bond. If such date is a legal holiday in Israel, the Free Writing Prospectus may be filed with the SEC one (1) Business Day earlier. For example, the interest rate on a 10-Year Savings Bonds issued on Friday, October 1, 2012 will be announced one (1) Business Day prior to September 15, 2011, i.e., on Friday, September 14, 2012 (or, if such date were a legal holiday in Israel, on Thursday, September 13, 2012).